Exhibit 99.1
Qiao Xing Universal Telephone Issues Chairman’s Message on Operating Strategy and
Corporate Transparency
     HUIZHOU, Guangdong, China, Aug. 6 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today delivers its Chairman’s message, to address two issues.
     The Strategy of the Company and its Subsidiaries’ Telecommunication Terminal Business
     Mr Wu Rui Lin, Chairman of XING, said, “Our top priority is to maintain sustained profitability growth. Subsequent to a record-high profitability in 2007, the Company’s income from operations and net income increased to USD22.6 million and USD6.6 million respectively, compared to an income from operations of USD18.8 million and net loss of USD12.6 million for the same period of 2007. By contrast, quite a few mobile phone companies, domestic and international, were recently reported to have suffered a large decline in profitability in the China market (from outside recourses).
     “We have been able to maintain sustained profitability by continuously launching differentiated products and efficiently utilizing differentiated distribution channels. By implementing this differentiation strategy, we have seen significant increases in both shipment of handsets (both mobile phone and indoor phone handsets) and gross margin. Our subsidiary CECT’s gross margin increased from 23.2% for 2007 Q1 to 31.4% for 2008 Q1, which is much higher than the average level for the whole industry. In XING’s indoor phone business, gross profit increased 13.0% from the first quarter of 2007 to reach RMB10.1 million (USD1.4 million) in the same period this year.
     “I am so pleased to see that the Company has been able to enhance its brand recognition among consumers. One of our popular handsets, the CECT YAMI II wristwatch mobile phone received ‘China’s consumer electronics appliances — Best Industrial Design Innovation Award’ for the first half of 2008 from the China International Consumer Electronics Show (SINOCES) and China Electronic News.
     “In an environment of increasing competition, with the recession of the whole industry, the average selling price (ASP) is declining. The ASP decline will negatively affect sales revenue. We are not an exception to this. However, are confident that we can stand out and enhance our competitive status, because our profitability, gross margin, sales volume and brand recognition are all improving. Instead of shrinking, we will introduce more differentiated products and expand to overseas markets in the future.”
     Corporate Transparency
     Mr. Wu also addressed the corporate transparency issue by saying, “We understand the importance of having XING’s share price fully reflect the solid value of the Company. We are planning a series of programs to improve our corporate transparency. Measures will be taken to deliver our financial results on a more timely basis. To build up values for our shareholders has been always our number one objective to us and all necessary options will be considered to accomplish objective.”

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 05, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
     Rick Xiao
     Qiao Xing Universal Telephone, Inc.
     Tel: +86-752-2820268
     Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
      -0-                      08/06/2008
      /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc.,
+86-752-2820268, or rick@qiaoxing.com /
      /Web site: http://www.cosun-xing.com /